October 9, 2012

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2012

Filed April 25, 2012

File No. 001-33162

Dear Mr. Gilmore:

Thank you for your letter dated September 26, 2012.

In your letter you seek a response from the Company within ten business days from the date of your letter (i.e., October 11, 2012) or an indication from the Company as to when it intends to provide you with a response.

We respectfully request an extension of ten business days to give us sufficient time to gather and review the information needed to respond to your questions. If granted, this requested extension would result in our submission of a response on or before October 25, 2012.

Please contact me at (919) 754-4340 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant

Securities and Exchange Commission